Kathleen L Werner
Partner
TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchan
ce.com

October 4, 2007

VIA EDGAR AND BY FEDERAL EXPRESS

Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 2059-0405

Re:	Corporate Property Associates 17 — Global Incorporated Amendment No. 2 to Form S-11 Filed on August 14, 2007 File No. 333-140842

Dear Ms. Garnett:

On behalf of our client, Corporate Property Associates 17 — Global Incorporated, a Maryland corporation (the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 30, 2007 (the “August 30 Letter”), with respect to the Amendment No. 2 of the Registration Statement on Form S-11 (File No. 333-140842) (the “Registration Statement”) filed by the Company on August 14, 2007. The responses to the Staff’s comments are set out in the order in which the comments were set out in the August 30 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of the Registration Statement, which was filed today as Amendment No. 3 by the Company via EDGAR, reflecting all changes to the Amendment No. 2 of the Registration Statement. All page references in the responses below are to the pages of the blacklined version of the Registration Statement.

General Comments

1.     We note your response to prior comment 3 in your letter dated June 22, 2007. Please confirm whether you will submit a written request for exemptive or no-action relief to the Division of Market Regulation under Rule 102 of Regulation M in connection with your proposed share repurchase program. Refer to Rule 102(e) of Regulation M. Also,

Corporate Property Associates 17 — Global Incorporated
October 4, 2007

please revise the disclosure regarding your redemption program to clarify that you will not accept shares for redemption until you have obtained relief.

The Company has submitted a written request for exemptive relief to the Division of Market Regulation under Rule 102 of Regulation M in connection with the proposed share redemption plan. In response to the Staff’s comment, disclosure clarifying that the Company will not accept shares for redemption until relief is obtained has been added on pages 24 and 147.

Financial Statements

Note 2 — Summary of Significant Accounting Policies

Basis of Consolidation, page F-6

2.     Please expand your disclosure to clarify the basis for consolidating your investment in the operating partnership under FIN 46(R).

The Company has added the requested FIN 46(R) disclosure on page F-6. We respectfully refer the Staff to the prefile correspondence dated June 22, 2007, July 30, 2007 and August 17, 2007 with the Office of the Chief Accountant regarding consolidation matters.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

Enclosures

cc: Cicely LaMothe
Yolanda Crittendon
Douglas Barzelay
Thomas Wilkin